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                                                                     Exhibit 4.1



                          Corporate Separation Contract


Mitsui & Co., Ltd. (hereinafter "Mitsui") and Sumisho Building Materials Co., Ltd. (hereinafter "Sumiken") contract as follows in relation to separation of Mitsui's building materials sales business (hereinafter "BMS Business") and its assumption by Sumiken.


Article 1 (Separation method)

Mitsui will separate the BMS Business, assign it to Sumiken and Sumiken will succeed to it.


Article 2 (Separation succession procedure)

1. As prescribed in Article 374-22 paragraph 1 of the Commercial Code, Mitsui shall carry out the separation without approval of the general stockholders meeting stipulated in Article 374-17 paragraph 1 of the Code, convene a Board of Directors meeting on December 19, 2001 and seek approval of this Contract and matters necessary for the separation.


2. Sumiken shall convene a general stockholders meeting on December 22, 2001 and seek approval of this Contract and matters necessary for the separation. However, if necessary due to the progress of the procedures, this may be changed upon consultation between Mitsui and Sumiken.


Article 3 (Separation date)

The date of separation shall be February 1, 2002. However, if necessary due to the progress of the procedures, this may be changed upon consultation between Mitsui and Sumiken.


Article 4 (Amendment to Sumiken's Articles of Incorporation)

When the separation in implemented, Sumiken shall amend its Articles of Incorporation in accordance with Appendix I, on the date stated in Article 3.


Article 5 (Common stock issue and allocation when separation is effected)

When the separation is effected, Sumiken shall issue 800,000 shares of common stock and allocate all of them to Mitsui.

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Article 6 (Sumiken's capital and capital reserve increase due to separation)

The amounts by which Sumiken's capital and capital reserve should be increased due to the separation are as follows.

(1) Capital increase: JPY2.1 billion

(2) Capital reserve increase: In excess of the amount prescribed by Article 288-2 paragraph 1 subparagraph 3-3 of the Commercial Code.


Article 7 (Separation adjustment monies)

Neither Mitsui nor Sumiken shall pay any adjustment delivery monies related to the separation.


Article 8 (Starting date for dividends on new shares)

Sumiken's computation of dividends on the new shares issued in accordance with
Article 5 shall start from the separation date.


Article 9 (Rights, duties and others to which Sumiken is the successor)

1. Sumiken shall succeed to Mitsui's assets, liabilities and other rights and duties on the separation date as recorded in Appendix II, "Details of succession rights and duties," as increased or decreased up to the day preceding separation date based on the balance sheet and other financial data from Mitsui as of September 30, 2001. However, the net of assets and liabilities assumed by Sumiken from Mitsui shall be JPY4,085 million, with no adjustment for any differential that may appear on separation day.

2. The method of assumption by Sumiken of the liabilities from Mitsui shall be such procedure as Sumiken becoming as additional debtors. However, the liabilities concerned shall be Sumiken's final responsibility, and in the event that Mitsui repays that liabilities Sumiken shall immediately reimburse Mitsui for the amount repaid.


Article 10 (Procedures for assumption of rights)

1. After separation day, Mitsui and Sumiken shall upon consultation cooperate without delay in connection with registration, delivery notification and other procedures related to Sumiken's succession to Mitsui's rights.

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2. Expenses in connection with the foregoing procedures shall be borne by
Sumiken.


Article 11 (Assumption of office of Sumiken's directors, auditors and others on separation)

1. The persons who become directors and auditors of Sumiken on separation day, and the persons who resign from office of directors and auditors of Sumiken on the preceding day (hereinafter "retiring officers"), shall be as follows.

         (1) Directors newly taking office

Shunji Kumajima, Jun Tamura, Yoichiro Nagahara, Kazunori Odaira, Arato Nojima

         (2) Auditors newly taking office

Akira Otsuki, Keiichi Matsuda

         (3) Retiring officers

Junichi Suzuki, Masaru Shitaka, Naotaka Okajima, Kiyohiro Miyoshi, Yoji Itoh, Kenichiro Maekawa, Toshihiro Kusakabe


2. The terms of office of directors and auditors taking office on separation day shall begin on that date. The terms of office of Sumiken directors and auditors holding office prior to separation day, other than those stipulated as retiring offices above, shall remain in effect as if there had been no separation.


Article 12 (Treatment of employees)

On the separation date, Mitsui shall transfer to Sumiken its employees engaged principally in the BMS Business. Specific personnel selection, periods of secondment to Sumiken and other conditions shall be determined by separate consultation between Mitsui and Sumiken.


Article 13 (Duty to be mindful of good management)

After conclusion of this Contract and up to separation date, Mitsui and Sumiken will conduct business and manage assets in accordance with the care of excellent managers, and will mutually consult in advance in relation to conduct with important effects on business and rights and duties of either party.

                                     -3-
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Article 14 (Amendments to separation conditions)

If significant changes have arisen in the assets or management situations of Mitsui or Sumiken due to natural disasters or other reasons during the period from conclusion of this Contract to separation date, the terms of this Contract may be amended or the Contract terminated based upon consultation between Mitsui and Sumiken.


Article 15 (Reversion of operating balance)

Profit and loss in the BMS Business shall be demarcated on the separation date, with profit or loss prior thereto belonging to Mitsui and those on and after it belonging to Sumiken. However, any other necessary adjustments shall be dealt with by consultation between Mitsui and Sumiken.


Article 16 (Validity of this Contract)

This Contract shall take effect on condition of approval by Mitsui's Board of Directors and approval by Sumiken's general stockholders meeting as stipulated in Article 2. Further, if approval of the relevant authorities as required by law is not obtained, the Contract shall be rendered invalid.


Article 17 (Consultation)

Matters not provided in this Contract that are necessary in relation to this separation shall be decided by consultation between the parties in accordance with the purpose of the Contract.

In witness to the conclusion of this Contract, two copies shall be prepared and signed and sealed by Mitsui and Sumiken, with one copy retained by each.


December 7, 2001



Junji Sato
Executive Managing Director
Chief Operating Officer
General Merchandise & Property Development Unit
Consumer Products & Services Group
Mitsui & Co., Ltd.
Otemachi 1-2-1, Chiyoda-ku, Tokyo

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Takao Iwauchi
President and Representative
Sumisho Building Materials Co., Ltd.
Harumi 1-8-8, Chuo-ku, Tokyo

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                       CERTIFICATE OF ENGLISH TRANSLATION

Pursuant to Rule 306 of Regulation S-T, the undersigned hereby certifies that the attached Separation Contract is a fair and accurate English translation.



                                       Mitsui & Co., Ltd.



                                      /s/ Junji Sato
                                      ------------------------------------------
                                      Name:  Junji Sato
                                      Title: Executive Managing Officer,
                                             Chief Operating Officer,
                                             General Merchandise & Property
                                              Development Unit
                                             Consumer Products & Services Group
                                      Date:  September 26, 2002